1925 W. Field Court, Suite 300

Lake Forest, Illinois 60045

April 12, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John L. Krug

Re:       Akorn, Inc.

            Application for Withdrawal of Registration Statement on

            Form S-3 (File No. 333-162273)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Akorn, Inc. (“Registrant”) hereby requests the withdrawal of Registrant’s Registration Statement on Form S-3 (File No. 333-162273), originally filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2009, and amended on October 14, 2009, together with all exhibits and amendments thereto (collectively the “Registration Statement”). Registrant respectfully requests that such withdrawal be effective as of the date hereof or as soon as practicable hereafter.

Registrant is requesting withdrawal of the Registration Statement because the Registrant does not plan to amend the Registration Statement to become effective at this time.

The Registration Statement was not declared effective, and no securities have been sold pursuant to the Registration Statement.

Registrant requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be  credited to Registrant’s account for future use by Registrant.

If you have any questions regarding the foregoing application for withdrawal, please telephone Joseph Bonaccorsi, Registrant’s General Counsel, at 847-279-6100.

Very truly yours,

AKORN, INC.

By:  /s/ Joseph Bonaccorsi

     Joseph Bonaccorsi

     Senior Vice President and General Counsel